

September 25, 2012

Mr. John C. Wobensmith
Chief Financial Officer
Genco Shipping and Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

> **Re: Genco Shipping and Trading Limited**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 22, 2012**
> **File No. 001-33393**

Dear Mr Wobensmith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion & Analysis

Liquidity and Capital Resources, page 53

1. Since the collateral maintenance covenants of your bank credit facilities require you to maintain pledged vessels with a value ranging from at least 130% to 140% of your borrowings, please expand your disclosures to describe and quantify the relationship of the fair market value of your fleet as a whole to your total bank debt as of each balance sheet date. In this regard, although we understand that the collateral maintenance covenant under your 2007 credit facility was waived as of December 31, 2011, the waiver appears to be temporary in nature. Please provide us supplementally with a copy of your proposed disclosures.

Critical Accounting Policies
Vessels and Depreciation, page 58

2. We note that, in contrast to your disclosures as of December 31, 2010, the vessel
    valuations of all of your vessels for covenant compliance purposes under your bank credit
    facilities as of the most recent compliance testing date were lower than their carrying
    values at the balance sheet date. We also note that the amount by which the carrying
    value of the vessels in your fleet exceeded the valuation of such vessels for covenant
    compliance purposes was an average of $19.6 million at December 31, 2011. On an
    ongoing basis, please expand your narrative to discuss these matters on a comparative
    basis.

3. In addition to disclosing the average amount by which the carrying value of the vessels in
    your fleet exceeded the valuation of such vessels for covenant compliance purposes,
    please also disclose the aggregate amount for your fleet as a whole. On an ongoing basis,
    please discuss this matter on a comparative basis.

Impairment of long-lived assets, page 60

4. We note that, in developing estimates of future cash flows for periods of time when your
    vessels are not fixed on time charters, management utilizes an estimated daily time
    charter equivalent for your vessels' unfixed days based on the most recent ten year
    historical one year time charter average. Using this assumption, you state that your
    estimated future undiscounted cash flows exceeded each of your vessels' carrying values
    by a considerable margin (28% to 325% of carrying value). It appears the nature of this
    assumption is both material and susceptible to change. For this reason, please tell us and
    expand your narrative on an ongoing basis to also disclose the margins by which your
    estimated future undiscounted cash flows would exceed each of your vessels' carrying
    values if management were to utilize an estimated daily time charter equivalent for your
    vessels' unfixed days based on the most recent five, three and one year historical one year
    time charter average.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief